March 19, 2015

VIA ELECTRONIC FILING

Mr. M. Hughes Bates
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1 (the “Issuing Entity”)
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 001-35579

Dear Mr. Bates:

On behalf of Fixed Income Client Solutions LLC, depositor of the Issuing Entity, we are writing this letter in connection to your letter to James Whang dated January 30, 2015 in regards to the above-referenced report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2014. Pursuant to our conversation with Kayla Florio on March 16, 2015, we are writing to confirm that we have filed Amendment No. 1 to the Form 10-K on March 19, 2015 which incorporates the changes referenced in our March 10, 2015 response to the Commission.

Should you have any questions, please do not hesitate to contact me at (202) 478-6478 or James Whang, Treasurer of Fixed Income Client Solutions LLC, at (877) 421-7858.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:	James Whang
Jason Schubert